[TELLABS, INC. LOGO]	Tellabs 1415 West Diehl Road Naperville, IL 60563-2539 U.S.A. Tel: +1.630.798.8800
January 4, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Ms. Kathryn Jacobsen

Re:	Tellabs, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 15, 2005 Form 10-Q for the Quarter Ended September 30, 2005 Filed November 9, 2005 File No. 0-9692
Ladies and Gentlemen:
We are writing in response to the comments contained in the Staff’s comment letter dated December 13, 2005, received by Fax on December 16, 2005 (the “Comment Letter”) with respect to Tellabs’ Form 10-K for the fiscal year ended December 31, 2004, as filed on March 15, 2005, and Form 10-Q for the quarter ended September 30, 2005, as filed on November 9, 2005. Although this document is being filed via EDGAR, the confidential internal Tellabs materials that the Staff has requested in its Comment Letter, including our narrative response to the Staff’s Comment 1, together with correspondence requesting confidential treatment of such materials (the “Supplemental Letter”), are being sent under separate cover via messenger to the offices of the Securities and Exchange Commission for delivery today.
For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Exhibit 13: Tellabs’ 2004 Annual Report
Critical Accounting Policies
Goodwill, page 23
          Comment:
1.	We note your response to our prior comment 1. In order that we may better understand the CODM’s management approach over Access Products, Broadband Networking, and Core Products, please provide us samples of reports prepared by, or on behalf of, their respective EVPs, for the CODM’s review, as contained in the following:
a.	Reports submitted to the CODM at the regular three-hour biweekly meeting.

b.	Ad hoc reports prepared to aid the CODM in select decision-making between the biweekly meetings.

c.	CFO’s presentation package to the BOD.

d.	Mid-quarter forecasts provided to the Board and the related update from each EVP.

e.	Earnings call preparation package.

f.	CFO’s Quarterly Operating Review which includes “functional information” as they related to the subject EVPs.
Since our comment letter relates to your 2004 fiscal year, please provide us copies of reports during that period. If the report content currently required of the EVPs of Global Sales and Service, Transport Products, and Broadband Products has changed since 2004, please describe the nature of the changes, and the reports added/deleted for the CODM’s review. We may have additional comments following our review of the requested reports.
Response:
Our response to Comment 1 above, together with the 2004 and 2005 versions of the above requested reports, are being provided to the Staff via the Supplemental Letter.
Comment:
Form 10-Qs of September 30, 2005
Results of Operations
Income taxes, page 14
2.	Please tell us if you have completed your evaluation of the tax effects of the repatriation provision. Refer to paragraph 9-10 of FSP 109-2.
Response:
We have completed our evaluation of the tax effects of the repatriation provision. In our 10-Q filing for the quarter ended September 30, 2005, we disclosed the following information in the Management’s Discussion & Analysis of Results of Operations and Financial Condition section and in the tax footnote, accordance with paragraphs 9-10 of FSP 109-2:
Management’s Discussion and Analysis of Results of Operations and Financial Condition
The American Jobs Creation Act of 2004 (AJCA) creates a one-time incentive for U.S. corporations to repatriate foreign earnings by providing an 85% dividends received deduction with respect to qualifying dividends. In the third quarter, we recorded an income tax expense of $15.4 million associated with our decision to repatriate approximately $600 million under the AJCA. We completed this repatriation in the fourth quarter using existing foreign cash balances. We intend to continue to reinvest unrepatriated foreign earnings outside the United States for the foreseeable future and therefore have not recognized any U.S. tax expense on those earnings.
11. Income Taxes
For the third quarter of 2005, we recorded a tax expense of $23.6 million. Our tax expense for the quarter includes $15.4 million associated with the decision to repatriate $600.0 million of foreign earnings in accordance with the American Jobs Creation Act of 2004. Excluding the one-time provision impact associated with our repatriation in the fourth quarter, we recorded a tax expense of $8.1 million compared with a tax expense of $3.7 million in the third quarter of 2004.
If you have any questions regarding the foregoing, please contact me at 630-798-3612.

Very Truly Yours,
/s/ James A. Dite
James A. Dite
Vice President and Controller, (Principal Accounting Officer and duly authorized officer) Tellabs, Inc.

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